

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2014

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chiacgo, IL 60606

> **Re: Ryerson Holding Corporation**
> **Amendment No. 19 to**
> **Registration Statement on Form S-1**
> **Filed June 24, 2014**
> **File No. 333-164484**

Dear Mr. Arnold:

We have reviewed your response to our prior comment letter to you dated April 21, 2014 and have the following additional comments.

Contractual Obligations, page 50

1. We note your response to our prior comment 3 and reissue the comment. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise to include a pro forma table of contractual obligations that gives effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Retention Bonus Plan, page 87

2. We note from the disclosure on pages 87 and 88 that prior to the effectiveness of your registration statement, you intend to adopt a retention bonus plan to incentivize certain employees to continue with the Company until and following the effectiveness of this offering. We also note that the total number of units that you plan to make available for grant under the plan will be 10,000,000 units and the total amount of the bonus pool that may be allocated among participants will be $10,000,000. We further note that the units will vest twenty percent upon the effectiveness of an initial public offering and twenty percent on each of the first four anniversaries of the effectiveness of the initial public offering provided that all unvested units would be accelerated and vested earlier in the event the Company achieved certain earnings measures as outlined in the plan. Please revise MD&A to discuss the number and other terms of the units that you plan to issue under this plan in connection with your planned public offering and explain how you plan to value the units that will be issued under this plan. MD&A should also be revised to

discuss the amount of compensation expense that will be recognized in connection with these units upon the effectiveness of your registration statement and the amount that is expected to be recognized in future periods in connection with these units.

Employment Agreements, page 89

3. We note from the disclosure on page 39 that Mr. Arnold will enter into a letter agreement that provides for addition incentive compensation in an after-tax amount of $3,000,000 upon the earlier of an initial public offering, a change in control or a liquidity event which includes a sale or issuance of shares of your common stock to a party not affiliated with Platinum, excluding dividends or issuances or sales to any employee or service provider of the Company. Please revise MD&A to discuss the amount of expense that you will recognize in your financial statements in connection with this letter agreement upon the consummation of your planned public offering.

Principal and Selling Stockholders, page 94

4. Please remove the references to pecuniary interest in footnote 1 in this table. Under Rule 13d-3 of the Securities Exchange Act of 1934, pecuniary interest is not considered when determining beneficial ownership.

Report of Independent Registered Public Accounting Firm, page F-2

5. We note your response to our prior comment 5, and reissue the comment. Prior to the planned effectiveness of the Company's Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 7. Goodwill, page F-16

6. We note from your response to our prior comment number 6 that the $2.0 million adjustment to goodwill recognized during 2013 related to the correction of an error related to the purchase accounting entries related to certain adjustments to deferred tax assets and the impact of certain consent payments to retire debt outstanding at the time of the 2007 Platinum acquisition that were not appropriately recorded at the time of the original purchase accounting. Please tell us in further detail the nature of the errors in the original accounting for the purchase transaction that were identified during 2013 and explain why you believe it was appropriate to reflect the correcting adjustments in your 2013 financial statements rather than by restating your financial statements for prior periods. In addition, please revise Note 7 to explain in further detail the nature of the $2.0 million purchase accounting adjustment to goodwill that was recognized during 2013.

Note 20. Subsequent Events, page F-39

7. We note the disclosure that has been added on page F-39 indicating that on June 3, 2014, the appellate court affirmed the judgment of the trial court regarding the Nancy Hoffman et. al. v. Dorlan Crane et.al. case discussed in Note 7. As this litigation is discussed in Note 11 to the audited financial statements rather than Note 7, please revise to correct the footnote reference on page F-39 to indicate that this disclosure is provided in Note 11.

8. We note your response to our prior comment 8 and reissue the comment. Reference is made to page F-64 where you discuss the Company making a termination payment to its principal shareholder, Platinum, in connection with the termination of its advisory services agreement that is contingent on the closing of the initial public offering. To the extent that this payment exceeds the Company's net earnings for the preceding twelve month period, please reflect it in pro forma earnings per share for the latest fiscal year and subsequent interim period presented in the financial statements, as applicable, pursuant to the guidance outlined in SAB Topic 1:B:3.

9. We note your response to our prior comment 9 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

You may contact Effie Simpson (202) 551-3346 or Linda Cvrkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Christopher Greer, Esq.